

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 25, 2024

Anthony Brian Goodman
Chief Executive Officer
Golden Matrix Group, Inc.
3651 S. Lindell Road, Suite D131
Las Vegas, NV 89103

> **Re: Golden Matrix Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2023**
> **File No. 001-41326**

Dear Anthony Brian Goodman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David M. Loev